EXHIBIT 4.16

Execution Copy

InBev S.A.

Brouwerijplein 1
3000, Leuven
Belgium

March 4, 2005

Companhia de Bebidas das Américas — AmBev
Rua Dr. Renato Paes de Barros 1017
04530-001, São Paulo, SP
Federative Republic of Brazil
Attn: Mr. Pedro Mariani

Labatt Brewing Company Limited
207 Queen’s Quay West, Suite #299
Toronto, ON M5J 1A7
Canada
Attn: Mr. James V. West

Dear Sirs and Mesdames:

Re: Labatt Tax Reassessment

    Reference is made to Section 8.01(a)(iii) of the Incorporação Agreement dated as of March 3, 2004 (the “Incorporação Agreement”) among Companhia de Bebidas das Americas — AmBev (“AmBev”), InBev S.A. (formerly, Interbrew S.A.; “InBev”), Labatt Brewing Company Limited (“LBCL”) and Labatt Brewing Canada Holding Ltd. That Section requires, in part, that InBev shall indemnify the AmBev Indemnitees (including LBCL) against AmBev Losses incurred in respect of certain liabilities of LBCL for Canadian federal and provincial income taxes (and related interest and penalties, if any) as a result of certain reassessments that might be issued to LBCL on the basis that any portion of the interest expense incurred by LBCL on inter-company debt owing by LBCL to one or more related non-resident persons was not deductible in full in computing LBCL’s income for the year in which the expense was incurred.

    Capitalized terms used in this Letter Agreement and not defined herein shall have the meanings ascribed thereto in the Incorporação Agreement.

    On December 2, 2004, the Canada Revenue Agency (“CRA”) issued a notice of reassessment to LBCL in respect of its 1998 taxation year, disallowing a portion of the deduction claimed by LBCL in that year in respect of interest expense incurred by LBCL on certain of its inter-company participating subordinated debt. The parties hereto acknowledge and agree that this notice of reassessment falls within the scope of the above-referenced indemnification obligation.

    The parties further acknowledge and agree that Canadian provincial notices of reassessment are expected to be issued in respect of the same matter for 1998, that further Canadian federal and provincial notices of reassessment may be issued to LBCL in respect of the same matter for subsequent taxation years ending prior to Closing, and that all such reassessments also shall fall within the scope of the above-referenced indemnification obligation to the extent such reassessments make similar adjustments. All such potential reassessments, together with the 1998 reassessment described above, are referred to herein, collectively, as the “LBCL Reassessments”.

    The parties hereto acknowledge that all of the LBCL Reassessments shall constitute “Third Party Claims” for purposes of the Incorporação Agreement and that, accordingly, the provisions of Section 8.04 of the Incorporação Agreement apply thereto. As contemplated by Subsection 8.04(b) of the Incorporação Agreement, InBev intends to contest the LBCL Reassessments at its own expense, with counsel selected by it. AmBev has the right to participate in the defense of the LBCL Reassessments and, in connection with such participation, to retain its own counsel (not reasonably objected to by InBev) (“AmBev Counsel”) at its own expense, it being understood, however, that InBev shall have control of the matter.

    As is further provided by Subsection 8.04(b), given that InBev has so elected to contest the LBCL Reassessments at its own expense, InBev is not liable to LBCL for any legal expenses LBCL might subsequently incur in the matter on its own behalf. Notwithstanding the foregoing, LBCL specifically acknowledges its obligations under the Incorporação Agreement with regard to Third Party Claims, including its notice obligations under Subsection 8.04(a) thereof, and acknowledges and confirms to and in favour of InBev that it will perform the same with respect to the LBCL Reassessments.

    The parties hereto agree that, following receipt of each LBCL Reassessment, LBCL shall pay to the applicable tax authority the full amount of tax, interest and penalty (if any) payable thereunder (collectively, “Remittances”), and that such amounts shall be paid promptly following receipt of the applicable LBCL Reassessment.

    LBCL shall maintain a separate notional account (the “Account”) in which it shall record any and all Remittances made by it, plus any and all costs and expenses (including, without limitation, legal and accounting costs and the cost of expert consultants or witnesses, together with any non-refundable goods and services tax payable in respect thereof) incurred by it (on an after-tax basis) at InBev’s direction for the purpose of contesting the LBCL Reassessments (such costs and expenses being referred to herein collectively as the “InBev Dispute Costs” which, for the avoidance of doubt, shall not include the fees or disbursements of AmBev Counsel) plus any consequential expenses (including any increased interest expense as a result of LBCL’s leverage ratio increasing) resulting from the funding of Remittances by LBCL. There shall be calculated on the first business day of each month an amount (each, an “Interest Amount”) equal to the balance in the Account multiplied by a percentage equal to a margin of 50 basis points above the 30-day Canadian bankers’ acceptance rate then in effect, and then divided by 12; provided that (x) for any quarter in which the LBCL leverage ratio exceeds 2.0 to 1.0, but is less than 2.5 to 1.0, the said margin shall be 65 basis points, (y) for any quarter in which the LBCL leverage ratio is greater than or equal to 2.5 to 1.0, but less than 3.0 to 1.0, the margin shall be 80 basis points, and (z) for any quarter in which the LBCL leverage ratio is greater than or equal to 3.0 to 1.0, the margin shall be 95 basis points. The Interest Amounts shall be added to the balance in the Account on an annual basis at the end of each year. For this purpose, the LBCL leverage ratio for a quarter means the ratio of (i) LBCL’s consolidated debt as shown on its audited financial statements for the quarter to (ii) LBCL’s net income before interest, taxes and depreciation and amortization, as shown on its audited financial statements for the quarter. Upon receipt by LBCL of an indemnification payment from InBev, the balance in the Account shall be reduced by the amount thereof.

    Within sixty (60) days following the date the last outstanding LBCL Reassessment has been Finally Resolved (as defined below), InBev shall deliver payment to or at the direction of LBCL, in full satisfaction of its indemnification obligations as described herein, in an amount determined in accordance with the following formula:

A + B + C - D + E,

where:

A equals the total Remittances paid by LBCL from and after Closing;

B equals the total InBev Dispute Costs incurred by LBCL from and after Closing;

C equals the aggregate of all Interest Amounts;

D equals the after-tax amount of any and all refunds (or credits) of tax and interest received by LBCL in connection with the resolution of the LBCL Reassessments; and

E equals the total amount of any consequential expenses (including any increased interest expense as a result of LBCL’s leverage ratio increasing) resulting from the funding of Remittances by LBCL.

    An LBCL Reassessment shall be considered to have been “Finally Resolved” where (A) no objection is filed in respect of such LBCL Reassessment by the due date therefor, or (B) an objection is filed with a taxation authority in respect of such LBCL Reassessment by the due date therefor, and either (x) the taxation authority allows the objection in its entirety; (y) the taxation authority denies the objection, in whole or in part, and no appeal is filed in response thereto by the due date therefor; or (z) the objection is denied, an appeal is subsequently filed, and (i) the Tax Court of Canada (or other applicable court, including an appellate court, if applicable) issues a final determination from which no appeal is available or from which no appeal is taken by the due date therefor, or (ii) the appeal is abandoned.

    On an annual basis, no later than 120 days after the end of each calendar year, LBCL shall deliver to InBev and AmBev a detailed calculation showing the balance in the Account at the end of the year and all additions to and deductions from the Account during the year. If InBev makes any indemnification payment to LBCL in respect of items previously added to the Account, the balance in the Account shall be reduced by the amount of such payment immediately following receipt of such payment.

    Each of InBev, AmBev and LBCL shall from time to time execute or procure such documents and other assurances as may be reasonable or advisable to give effect to the provisions of this letter agreement. In addition, each of InBev and LBCL shall cause its affiliates to do all such things and to execute or procure all such documents and other assurances as may be necessary or desirable to give effect to the provisions hereof.

    Notwithstanding any other term of this letter agreement: (a) the total balance in the Account shall not under any circumstances exceed $40 million. If at any time LBCL reasonably anticipates that the total balance in the Account would otherwise exceed $40 million, LBCL shall so notify InBev in writing, and, unless the parties otherwise agree, InBev shall make an indemnification payment to LBCL to the extent necessary to reduce the balance in the Account to no more than $40 million; and (b) LBCL shall have the right at any time, and from time to time, on 120 days’ written notice to InBev, to require InBev to make an indemnification payment to LBCL in an amount equal to the balance in the Account at that time.

    If InBev has made one or more indemnification payments hereunder to LBCL before the date on which the last outstanding LBCL Reassessment has been Finally Resolved, the after-tax amount of any amount subsequently refunded or credited by a taxing authority to LBCL as a consequence of an objection or appeal in respect of an LBCL Reassessment shall (x) to the extent of the balance in the Account, be applied to reduce the balance in the Account, and (y) to the extent it exceeds the balance in the Account, be paid forthwith by LBCL, to InBev as an adjustment to the amount of such indemnification payment or payments previously made.

    If the arrangements contemplated hereunder result in LBCL incurring an increased liability for capital tax, InBev shall indemnify LBCL and hold LBCL harmless, on an after-tax basis, from and against the full amount of such increased capital tax.

    No modification of or amendment to this letter agreement shall be effective, valid or binding unless made in writing and signed by all parties.

    This letter agreement shall be governed by and construed in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York and the parties hereby consent to the exclusive jurisdiction of the courts of the State of New York to hear and determine any and all disputes, actions and proceedings arising out of this confirmation letter.

    All dollar amounts referred to in this letter agreement are references to Canadian dollars.

    Please indicate your acknowledgement, acceptance and agreement of and to the foregoing by signing and returning to the undersigned the duplicate copies of this confirmation letter enclosed herewith. Upon execution by all parties this confirmation letter will become a valid and binding agreement between us. This confirmation letter may be executed in separate counterparts, each of which shall be considered an original and which, taken together, shall constitute a single agreement.

Very truly yours,
INBEV S.A.,
By:________________________________________________
Name:
Title:

By:________________________________________________
Name:
Title:

Acknowledged and agreed to by:

COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV
By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

LABATT BREWING COMPANY LIMITED.
By: /s/
Name:
Title: V.P. Finance

By: /s/ James West
Name: James West
Title: V.P. General Counsel - Canada